October 30, 2015

VIA EDGAR

Jaime G. John

Shannon Sobotka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rexford Industrial Realty, Inc.

Form 10-K for the year ended December 31, 2014

Filed on March 9, 2015

File No. 001-36008

Rexford Industrial Realty, Inc.

Form 10-K/A for the year ended December 31, 2014

File No. 001-36008

Dear Ms. John and Ms. Sobotka:

On behalf of Rexford Industrial Realty, Inc. (the “Company”), I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Adeel Khan

Adeel Khan

Chief Financial Officer and Secretary